UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 6 September 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

5 September 2016

NOVOGEN APPOINTS SCIENTIFIC ADVISORY BOARD TO GUIDE

DEVELOPMENT OF ONCOLOGY PIPELINE

•    Comprising highly experienced thought leaders and global experts in drug development, including clinicians, industry executives, and academic scientists

•    Scientific Advisory Board will provide advice, guidance, and technical input across Novogen’s drug development programs, working in partnership with internal teams

Sydney, 5th September 2016 – Australian oncology-focused biotechnology company Novogen Ltd (ASX: NRT; NASDAQ: NVGN) today announced that it had appointed a Scientific Advisory Board (SAB) of international drug development experts to provide guidance to the development of its oncology programs.

Reporting to the CEO, Dr James Garner, the SAB will be a consultative advisory body, providing input and guidance to programs, but will have no formal governance role. Members of the SAB are appointed for two-year terms, with appointments renewable by mutual agreement.

The SAB will initially include three newly-appointed members. In addition, Professor Peter Gunning, having stepped down as a Non-Executive Director of Novogen, will transition to the Scientific Advisory Board.

The inaugural membership of the SAB includes:

Professor Sir Murray Brennan, GNZM – Chairman Emeritus of the Department of Surgery, Benno C Schmidt Chair in Clinical Oncology, and Vice President of International Programs, at Memorial Sloan Kettering Cancer Center, New York.

Dr Karen Ferrante – former Chief Medical Officer at Millennium Pharmaceuticals, involved in clinical development of Velcade (bortezomib), the first proteasome inhibitor for multiple myeloma, and former Head of Oncology Development at Pfizer Inc (NYSE: PFE).

Professor Peter Gunning – Head of School of Medical Sciences at University of New South Wales, Board Member of the NSW Cancer Institute, and co-inventor of Novogen’s anti-tropomyosin technology, which includes the Anisina development candidate.

Professor Alex Matter – CEO of the Experimental Therapeutics Centre and D3, at the Agency for Science, Technology and Research in Singapore, and former Head of Oncology Research at Novartis International AG (NYSE: NVS), where he was instrumental in the discovery and development of cancer treatments, Gleevec (imatinib) and Tasigna (nilotinib).

Professor Brennan and Dr Ferrante are based in the United States, Professor Gunning is located in Australia, and Professor Matter resides in Singapore. Detailed biographies are appended to this announcement.

Dr James Garner, CEO and Managing Director of Novogen, commented, “we are delighted to welcome these four distinguished thought leaders to Novogen’s Scientific Advisory Board, and we are honoured by their engagement with our work. The members of our SAB bring many years of experience in the treatment of cancer, reaching from basic research through to clinical practice, and their expertise will be an invaluable addition to the company’s intellectual capital as we move forward with our programs.”

John O’Connor, Chairman of the Board of Directors, added, “it is a great pleasure to have these three eminent scientists and clinicians join the Scientific Advisory Board, and I am confident that they will add enormous value to Novogen’s ongoing research and development. In addition, I would like to recognise the remarkable contribution made by Peter Gunning to Novogen during his time as a Non-Executive Director, not only as an eminent scientist and co-inventor of one of our core technologies, but also as an indefatigable advocate for the best interests of patients with cancer. On behalf of the entire Board, I wish to thank him for his service, and we look forward to continuing a close working relationship in his new role as a member of the Scientific Advisory Board.”

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an oncology-focused biotechnology company based in Sydney, Australia. Novogen has two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) with the potential to yield first-in-class agents across a range of oncology indications. The three lead molecules Cantrixil, Anisina, and Trilexium are in preclinical development, with the most advanced molecule, Cantrixil, slated to enter clinical trials in late 2016. For more information, please visit: www.novogen.com

Professor Sir Murray Brennan, GNZM, MD, FACS

Professor Sir Murray Brennan is a New Zealand-born surgeon, oncologist, cancer researcher, and academic, with over fifty years of experience in clinical practice.

He was Chair of the Department of Surgery at Memorial Sloan Kettering Cancer Center from 1985 to June 2006, and is currently Vice President of International Programs and Director of the Bobst International Center. He currently holds the Benno C Schmidt Chair in Clinical Oncology, and is Chairman Emeritus of the Department of Surgery. Prior to his career at Memorial Sloan Kettering, he was head of the surgical metabolism section at the National Cancer Institute.

Professor Brennan has lectured throughout the world and authored or co-authored more than 1,100 scientific papers and book chapters, and three books on soft tissue sarcoma. He has served as Director of the American Board of Surgery, Vice President of the American College of Surgeons, Chairman of the American College of Surgeons Commission on Cancer, and President of the Society of Surgical Oncology, the James IVth Association, the Society of Clinical Surgery, the International Gastric Cancer Association, and the American Surgical Association.

He has been awarded Honorary Fellowships in the Royal College of Surgeons of Edinburgh, of England, and in Ireland, the Royal Australasian College of Surgeons, and the Royal College of Physicians and Surgeons of Glasgow and Canada. Professor Brennan has also received honorary doctorates from the Universities of Edinburgh, Otago, and Goteborg, and University College, London.

In 1995, Professor Brennan was honoured with membership in the Institute of Medicine of the National Academy of Sciences, and in 2000 he received the American College of Surgeons’ highest award, the Distinguished Service Award. In January 2015 he was appointed by Her Majesty The Queen as Knight Grand Companion of the New Zealand Order of Merit.

Dr Karen Ferrante, MD

Dr Karen Ferrante is a haematologist-oncologist with over twenty years of experience in clinical oncology drug development, spanning both large pharmaceutical companies and fast-growing biotechs.

She received her MD degree from Georgetown University School of Medicine and then completed her internship and residency in internal medicine at the New England Deaconess Hospital in Boston (Beth Israel Deaconess), followed by a fellowship in haematology and oncology. While at Beth Israel Deaconess, she served as Instructor, Clinical Instructor, and Clinical Fellow in Medicine at Harvard Medical School.

Dr Ferrante commenced her industry career with Bristol-Myers Squibb in 1995, and then spent more than eight years working at Pfizer, culminating in a role as Vice President of Oncology Development. She joined Millennium Pharmaceuticals in 2007 and rose to the position of Chief Medical Officer, with shared responsibility over Research and Development (R&D), where she supported the development activities for supplemental indications for Velcade® (bortezomib), the first proteasome inhibitor for multiple myeloma, as well as initial approval in Europe for Adcetris® (brentuximab vedotin), an antibody-drug conjugate directed to CD30, and the oral proteasome inhibitor, Ninlaro® (ixazomib). Following the acquisition and integration of Millennium by the Takeda Pharmaceutical Company, Dr Ferrante became the Therapeutic Area Head for Oncology.

From 2014 until recently, she has served as Chief Medical Officer and Head of R&D for Tokai Pharmaceuticals, a NASDAQ-listed biotechnology company based in Boston, MA that is focused on the development of novel therapies for prostate cancer. She served on the Board of Baxalta, until its acquisition by Shire in 2016, and is on the Board of Progenics Pharmaceuticals.

Dr Ferrante has also been an author of a number of papers in the oncology field, is an active participant in academic and professional associations and symposia, and holds several patents. She is a Board Member of the New England Women in Science Executives (NEWISE), and a member of the American Society of Clinical Oncology. In 2012, she was named by Pharma Voice as one of their 100 Most Inspiring People.

Prof Peter Gunning, PhD

Professor Peter Gunning is the Head of the School of Medical Sciences at the University of New South Wales, and the co-inventor of Novogen’s anti-tropomyosin technology, which includes Anisina (ATM-3507).

He completed his PhD at Monash University on gene expression in the nervous system, and then spent nine years at Stanford University, working first on neuronal differentiation and then on the regulation of muscle gene expression. Since returning to Australia, his research group has focused on studying the architecture of cells and tissues.

Professor Gunning’s research has been principally concerned with diseases of childhood, primarily cancer and muscle damage. He is best known for his discovery of one of the key principles underlying the architecture of all cells and its application to childhood cancer. Professor Gunning has built a twenty-year partnership with the Not-For-Profit organisation, The Kids Cancer Project, to drive novel research into childhood cancers, and this was reported on the ABC’s Australian Story program in March 2014.

Professor Gunning has published over 200 research papers and recently edited the book Tropomyosin. He is on the Board of the NSW Cancer Institute and served as the Chair of the NSW Cancer Institute Cancer Research Advisory Committee for six years. He was also the inaugural Chair of the Division of Research at The Children’s Hospital at Westmead, Sydney, and the Founding Chair of Bio-Link Pty Ltd.

Professor Alex Matter, MD

Professor Alex Matter is the Chairman and Chief Executive Officer of the Experimental Therapeutics Centre, and also Chief Executive Officer of the D3 Platform, both part of AéSTAR, the Agency for Science, Technology, and Research, in Singapore. In addition, he is an Emeritus Professor of the Medical Faculty of the University of Basel, and an Honorary Adjunct Professor of the Department of Pharmacology in the Yong Loo Lin School of Medicine at the National University of Singapore.

Professor Matter received his medical degree from the University of Basel and undertook research in Switzerland, Britain, France, and the United States before entering the pharmaceutical industry. He worked in Hoffman-LaRoche, before joining CIBA-GEIGY, which became part of Novartis in 1996, where he rose to the position of Global Head of Oncology Research. At Novartis, he led a team of close to two hundred scientists to discover and develop Gleevec® (imatinib), one of the first targeted therapies for cancer, which was given a fast-track approval by FDA in 2001. He was also instrumental in the discovery of Tasigna® (nilotinib), and several therapies for infectious disease.

He was the founding director of the Novartis Institute for Tropical Diseases in 2003, where he attracted major grants from the Bill & Melinda Gates Foundation and the Wellcome Trust. He also co-founded the Esperanza Medicines Foundation, a Not-For-Profit organisation that aims to develop affordable drugs for treatment and prevention of AIDS in developing countries.

Professor Matter has published more than 100 peer-reviewed scientific papers and several book chapters in the area of oncology and haematology. He is the recipient of the 13th Warren-Alpert Prize and the AACR-Bruce F Cain Memorial Award. He has held fellowships at the Swiss National Science Foundation and the Swiss Academy for Medical Sciences, and was awarded the Szent-Györgyi Prize by the US National Foundation for Cancer Research in 2013.